Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On July 12, 2021, Niccolo de Masi, Chief Executive Officer of dMY IV, was interviewed on Benzinga. A copy of the transcript of this interview is set forth below.

Benzinga SPACs Attack – 7.12.21

Money Mitch (MM)

Chris Katje (CK)

NDM (Niccolo de Masi)

CK: Alright guys yeah we’re super excited to have back on the show a friend of SPACs Attack, Niccolo de Masi, the CEO of dMY Technology Group who took Rush Street Interactive, Genius Sports public, has IonQ merging with DMYI and recently announced the merger of Planet with DMYQ which is what we’re gonna talk about today. Welcome back to SPACs Attack, Niccolo.

NDM: Hey, great to be here guys. I’ve noticed we’ve all got our summer haircuts so that’s important for July.

MM: Oh it’s a must a must, I’ve been saying. The demand the demand to get out, the demand to look good. I think it’s going on and I mean hey, making a purchase that doesn’t seem too bad either. So we’ll go ahead and let Chris get into some of these questions for DMYQ. I’m sure I could go on for days and days about RSI and GENI but I won’t do that to you today. But definitely guys let’s go ahead and learn a little more about DMYQ.

CK: Alright so welcome back to the show Niccolo. So you know last week we got the merger announcement for DMYQ with Planet. This is a satellite company. Tell us what’s the thesis here. Why was Planet the company that you chose to bring public with this SPAC?

NDM: Yeah that’s a good question. Well I’ve actually been following Planet’s progress since our first SPAC. I had the privilege of meeting Will Marshall a couple years ago, and I actually fell in love with the business then. Shortly after I saw Virgin Galactic go out with Chamath, I sort of said “hey, what’s better than a space business that hasn’t, that doesn’t have revenue for a few years, a space business that has lots of revenue already last year.” And so, you know this is one of the distinguishing characteristics of Planet at a high level is this is a nine figure revenue space business and it’s a space business thematically but it’s also an ESG business and a data business. And these three trends I’d say are some of the most powerful ones in investing. If you think about stocks that have done well on a ten twenty year thirty year basis, its businesses that ultimately rhyme with proprietary data, rhyme with big secular trends like being able to measure effectively your ESG progress. I mean BlackRock has said you’re not really an investable company if you don’t track your ESG scores. Planet helps companies do that. But most of all, while this is a space business from a hardware side, that was ten years ago for Planet. So in the past five years, this company has very much evolved to become a data business. So ladies and gentlemen it looks a lot more like Genius Sports, our second SPAC, than anything else. Planet is a subscription business, it’s a diversified global business, it sells its data to multiple customers. It’s not a one-to-one professional services zooming business like you’ve seen in some other areas of the satellite data space. And because of the software lead we have, we’ve hired people like Kevin Weil from Instagram, you know Twitter, and Google fame – used to run product for them. We’ve got this tremendous lead, uhh you know gentlemen. I’ve never actually seen a business with so many years of advantage over other players. You know, I’m used to like a one-year lead, a two-year coding advantage enterprise software, but Planet already has two hundred satellites up. It already has over a hundred million dollars of revenue. And so there’s this platform infrastructure data company that really is becoming the Bloomberg terminal if you will for whole Earth data. We’re the only company that can scan the whole Earth every day. We’re the only company that’s been doing this for the better part of a decade, so we can go back through time. And we’re allowing not only governments to track what’s going on in their country, but we’re the only company in the world that allows you to find those new you know Chinese missile silos, or find the Chinese fleet if you will when you’ve lost it, because everyone else can only zoom believe it or not. Right so we’re a global Earth effectively Google for the whole Earth if you will. How do you search the whole Planet? And this is a business which transitioned to software and services I’d say in the last two or three years. And so the story going forward is really all about data and software.

CK: Awesome. So you know there’s a slide in the presentation talks about two multi-trillion dollar global economic shifts. So we hear a lot of times you know total addressable markets. You know that get into the trillion dollars and here we have digital transformation worth a hundred trillion dollars and sustainability transformation worth fifty-three trillion dollars. Those are some pretty massive numbers – can you just break down you know how Planet plays into those two sectors and how it really sets the company up for growth ahead here?

NDM: Yeah. Well actually I like to break this down by moving the sort of slide deck forward to the page that has the vertical industries in it. So let me give you an example of how we actually break this down. So let’s take countries. Right now there are individual countries in the emerging markets that pay us you know, five to ten million dollars a year. Believe it or not these were not wealthy countries. These are countries that are still developing but they need to understand and want to understand what’s going on for their entire country on a daily basis. Are there natural disasters? Are there big movements of people? You know, what’s going on? And we’re only you know, we’re only sort of the scratching the tip of the iceberg if you will on countries paying us five, ten million dollars a year in the emerging markets. We’ve got like two or three of those paying Planet right now. There’s another hundred and fifty of them to be had? So that’s a billion dollar revenue segment right there that every country can afford. Okay? Then you move on to things like logistics. Right, you can effectively, you need to track critical infrastructure, track where your shipments are going, only company in the world that allows you to do that. If you don’t know where something is, an ocean tanker, we’re the only company that lets you find it effectively. We’re also the only company that has so many satellites that we’re able to actually revisit a location a dozen times a day if we want. And we can even capture a video on a site because we can re-task satellites quickly and get you know ten of these things in the same location. What’s really exciting about Planet when you look at all these verticals here is we’re only a nine-figure revenue company right now, but every one of the verticals enables us to become a ten figure billion dollar business in just one vertical, and we’re addressing literally I’d say you know a dozen solid verticals. Agrotech, right? Agricultural companies already need full customer. They’re only gonna get bigger because we provide a tremendous, a competitive advantage that they cannot live without. If you’re a big agro company and you want to optimize effectively how you’re treating crops, whether you’re giving them too much water or not enough water, you need to know what’s going on. We’re able to do that across huge chunks of territory and we’re adding more spectral bands as well. So one of the things that’s so impressive about what Will Marshall the CEO and founder of Planet has done is in the last ten years, he has pioneered what’s called “agile aerospace.” So you showed that shoebox sized satellite a couple of minutes ago. Believe it or not, to get a satellite launched – built and launched – Planet builds them in house in San Francisco right below where the CEO sits, right above the sales team, it’s all vertically integrated. And so we have this amazing – I like to say iPhone like business. Steve Jobs said any company whose serious about software builds their own hardware. That is Planet. Just like, you know, Elon Musk effectively turning Tesla into a software company, right? Same thing. If you’re serious about software in the long run you’ve got to build your own hardware. I’d say Planet is the only other company I know that has as big a TAM as Apple, as big a TAM as Tesla. And they’re building their own hardware they’re building their own software and they have the data advantage you need to drive machine learning advantages. This is one of the things people don’t always realize about Elon’s strategy with Tesla is you are the first to market and you have the coverage and you have the data, you have a machine learning advantage. For them they can train autonomous driving. For Planet, we have a ten year data advantage. We’ve been scanning the whole Earth. We collect 25 terabytes of data per day. Imagine the tremendous AI and ML advantage this company has when it comes to becoming the world’s best extraterrestrial data company. It’s just really really powerful and because we build our satellites in house, we can build them and launch them for literally low seven-figure millions. Compare this to other satellite companies that are focused on zooming. They can spend hundreds of millions of dollars on a single satellite believe it or not. So Planet has only spent $400 million or so all the way from inception to IPO and that’s to create a super hundred million dollar revenue business and a two hundred satellite fleet. It’s really impressive gentlemen, one of the things you’ve seen us focused on the first three SPACs is return on invested capital. So you remember that for Genius, you remember that for RSI, you remember that for IONQ. All three of these companies have gone on to IPO on record low amounts relative to other competitors. Planet’s the exactly the same way. One of the most telling things I’ve always said about a company having a better mousetrap is if they have higher return on invested capital and if they can get further and farther than anybody else on less money, it means they have a secret sauce. So this is to quote you guys, Planet is the ultimate “thing behind the thing” company, gentlemen.

CK: Awesome. So I hope Jason our CEO is still in the chat and just heard you use the phrase that he likes to you use so often, the thing behind the thing. Niccolo, you know one of the things that struck me after this deal was announced was after Edward Norton actually had a nice tweet out congratulating Will and the Planet team, and he said that this company defines what ESG business should be – truly doing well by doing good. You mentioned it a little bit, but can you get into some of the ESG specifics here and how Planet really fits into that ESG mold that some investors might be looking for to diversify in that new growing segment.

NDM: Oh yeah look. If you’re interested in space, if you’re interested in ESG, you pretty much have to buy this business. The way I look at it, we’re the most critical piece of infrastructure for monitoring measuring climate change around the world. As Will Marshall always says, if you can’t monitor it or measure it, how are you gonna ever improve it. Whether it’s the fires that are going on unfortunately in California right now, the tremendous heat dome that’s going on the last week in the Pacific Northwest, or how countries are making progress on emissions tracking, as well as on overall global temperature gradients, deforestation, forestry management. These are all items that you have to work with Planet on because only Planet can track these amazing swaths of territories. Whole states, whole forests, whole continents, the whole Earth. In fact if you’re interested in hearing more about that directly, tune into Marc Benioff and Will Marshall chatting tomorrow, actually they have a panel on this. You can see the Planet social media feeds and twitter. There’s really just a lot of buzz around this company you know Google’s an investor in the PIPE, Marc Benioff’s an investor in the PIPE. I think this is his biggest personal investment other than Time Magazine. You’ve also got people of course like BlackRock leading the PIPE. These are all people that care near and dear to their hearts as really progress on climate change and progress really on the E in ESG. This is about the environmental piece. This is not about the social and governance as much although it is relevant there. This is about the fundamental purpose of ESG, the capital E in this which is really about what are we doing to make sure that humans are living here sustainably and making sure that everybody frankly is making progress towards all of the climate change goals that governments and companies have pledged. We are the only way to measure that. We are the only way to honestly make sure that everyone is doing their bit to make sure our children our grandchildren are going to have as good or better an experience on this planet than we do.

CK: Yeah love the ESG fit here from the company. Um we’ve heard a lot about a SasS model before and one of the things that you said about completing this deal was a scalable data as a service subscription model. Can you just explain a little bit how this works for Planet and with their customers this data as a service business model?

NDM: Great question. Let me give you a little bit of the history of the industry. There are other people that claim to do satellite data. They are generally many years behind us so you know most of the people that claim to do satellite data don’t even have a fleet or if they have a fleet it’s like three to five satellites not ten let alone two hundred. They’re also typically zero revenue companies. There’s only one alternative to this what I just said was there is one business out there that’s been going a long time that makes most of its revenue from manufacturing satellites for the government then they also have a, what I call a professional services zooming business. Now why do I mention the communal landscape? Because I view this space as a pyramid. At the bottom you have manufacturing satellite hardware. Then you have professional services. Can a government or customer task a satellite to zoom on a specific point or address or house. That’s where the whole industry is other than Planet. Planet has moved on five to seven years ahead of that. So we’ve built out a fleet of two hundred satellites. That gives you whole Earth scan. That gives you video. That gives you revisit opportunities on the same location almost every hour or two if you want. Above building out the whole earth fleet, you have what I call building the one to many SasS earth business model and becoming the Bloomberg terminal if you will for whole earth data. And then you have machine learning on top of that and becoming a full software and data business. That’s where Planets business is today. We’re becoming this software and data business. We built the fleet. We have the one to many. We’re now focused on machine learning and building software solutions out. The one to many is truly unique, and it really makes us look exactly the same as the Bloomberg business with the one exception being that we have proprietary data. Bloomberg aggregates data and charges subscriptions for that and people can’t live without it. Planet charges subscriptions but for data that only we have. Nobody else can do what we can on a daily basis. And so that means that we’re always going to be a price giver. You guys remember that we like to talk about all-weather companies at dMY. RSI the biggest casino business in the US, BDC, Genius, businesses in the risk factors of drafting. IonQ, world’s first quantum computing company. Cutting edge engineering business. Planet is like the best of SPAC two and SPAC three for dMY combined. We’re a cutting edge engineering organization but we’ve built on top of it this software business that allows us to resell the same proprietary data to as many customers as wanted. We can sell the whole earth scan, we can sell that country, we can sell that forest, we can sell that zoom to dozens hundreds thousands of customers and we’re bringing the price down of it to make it accessible. And this is really important. Traditionally government zooming and tasking of satellites had been like my joke is like if there’s that compound in Abottabad you want to look at, other people can do that, but what Planet’s doing is we’ve brought the price down of access so you can get access to our data for like five figures. These are not eight figure contracts. Planet has customers with five figure contracts that usually get started five or six figures and they ladder up to seven or eight figures they take more and more and more from us. But these are literally amounts that almost individual investors can use to get an advantage investing. Commodities traders? You guys all need access to Planet data. You get a massive advantage with Planet data on what’s going on on every commodity on the Planet. Small businesses? Same thing. Track where your logistic supply chain is going. Track your ESG goals. Track what’s going on in the broader neighborhood. So ultimately we see Planet as this software business that everybody subscribes for just like a Bloomberg terminal that I think these days you can subscribe through your computer for like $1000 a month something like that gets you Bloomberg access? It used to be only big banks that spent millions of dollars. Now it’s literally accessible to all serious investors. Same thing’s happening to Planet. We’re going form only eight figure only deals to seven figure six figure five figure deals and ultimately a consumer business is what this company will grow to when it becomes a multibillion dollar revenue business over the coming half a decade to a decade.

CK: Awesome. You know I could go on for hours about this company. Exciting – the one thing I wanted to highlight before I turn it to Mitch for some questions is there’s this slide in the presentation – Slide 35 that shows the Evergiven stuck in the canal. We all kinda remember that story. There’s that picture. So break down to us how Planet and the technology the data can help companies when a situation like this arises that maybe some investors are familiar with this particular instance case here.

NDM: Listen, we’re the ultimate thing behind the thing gentlemen. Like all of the news that shows you like this new Chinese nuclear launch sites, or new forestry fires or this, it’s from Planet! We’re not always credited because you know often the information’s coming through people that have paid us for our data and so on, but we really are the ultimate global thing behind a thing. And so you know we could we could task satellites to stay on this site, record video, we could look what’s going on, record video every hour during the day, it’s really a phenomenally useful tool for not just governments but for the shipping company whose boat it is, the rescue workers, everybody else who wants to know when the Suez Canal is gonna clear. Just think about the amazing number of businesses that rely on understanding what’s happening here to get an edge in real time on when that tanker was gonna start unblocking things. It’s really quite impressive about the sort of overlapping circles on that Venn diagram that you were showing a moment ago about all the industries that care about this data. You can see the great resolution we have even on the whole Earth scan. So when we get this kind of resolution on the whole Earth and we can also task our satellites to zoom down all the way to thirty five centimeters. 35 centimeters is a foot, less than a foot. You can see license plates all the way out to this kind of imagery on the entire earth, and it really is just going to become like a given long term. I think Planet will become a standard, not just for governments countries Fortune 100 businesses, but all the way down to the Russell 3000, and like I said all the way down to individual professional serious day traders. You’re gonna wanna know what’s going on with those commodity markets. When’s that thing getting unblocked? When will goods start shipping? What’s gonna happen to the oil price? We are the only thing behind the thing that everybody can access. So stay tuned at Planet.com. We are bringing more solutions to more people in a more accessible way frankly every quarter in the coming years.

MM: Alright I’m gonna go ahead and jump in here now one thing I will say before I start Niccolo I was looking at these companies before you bought Planet so I’ve been a big MAXAR and Black Sky fan just because I’m big on imagery overall, I’ve always said if you’re looking at space right now, I’ve always said look at satellites. Because I mean there’s enough there’s only so much room up there and eventually the room is gonna get to the point where we’re gonna have to worry about how many satellites are up there. You guys already have a good amount of satellites up there but first things first. These revenues I’m seeing here, this CAGR, I definitely like this revenue here. We’re looking at 51%. How is Planet able to accomplish this and keep this low cost? Especially when we’re talking about something here high margin and when you guys can bring in customers that are low cost – how are you guys able to accomplish that?

NDM: Yeah so I’ll answer your question and give you a couple of data points too. Look, you know – Mitch, you’ve seen the rest, now let’s talk about the best, which is Planet. Not the first IPO, but let’s put this into perspective here, we’re well over a hundred million dollars of revenue if you look at our forecast page charging onwards at a very modest CAGR compared to some of the forecasts you’ve seen in this space and so it is incredible literally not credible in my mind that people that have zero revenue are going to catch up let alone overtake our revenue forecast in the next three to five years. We have presented private equity style financials not venture financials and they have us compounding as you’ve seen really quite modestly from the sort of hundred – hundred thirty million dollar revenue base that we are at this year for the next three to five years and breaking even, in about a couple years after the close – so January 2025, January year end is the company’s year end so calendar 24 is when we break even and it doesn’t take a lot of revenue for us to do that. We could break even now if we wanted. The reason we’re so profitable Mitch is that vertical integration I mentioned a few minutes ago. So Will Marshall and Robbie Schingler who founded this company were inspired by as Tim Draper tweeted a couple days ago by the iPhone. How do we learn from consumer electronics? We don’t need to build $800 million satellites like MAXAR does, we can build one two three million dollar satellites, launch cost. So for $400 million we’ve built a company for ten years, we’ve gotten to over a hundred of revenue, we’ve done 400 launches, have 200 satellites up, and all we’re doing now is upgrading them and running this agile aerospace model exactly the same development cycles as a phone. We’ve brought the cost down of everything. Will and Robbie invented their own new components, which by the way are often more powerful than anything else out there in space, but they’re orders of magnitude cheaper. By building their own components, no one else is making a profit off this, right? They’re not outsourcing anything it’s all done in-house. People even hit us up sometimes for components which we don’t offer. We don’t sell things to anybody else other than us. It’s totally proprietary it’s the full stack just like Apple makes their own chips they make their own housing they integrate and assemble and now they’ve got this data business at Apple which is so large Tim Cook always says it could be a Fortune 100 company on its own, just the data business! Music and all the rest, just that is like a $40 billion revenue stream or something amazing like at Apple because they own their own hardware. So we have the control, we have the vertical integration. Their R&D lab sits next to the manufacturing lab in the same area same floor. It enables Planet to round-trip innovation faster than anybody else in the world by orders of magnitude. They can go from the drawing room if you will a piece of paper to a launched piece of innovation in under six months. No one else can do this. We can innovate faster, it means our data will always be proprietary, it means we will always have pricing power. The definition for dMY of an all-weather company is do you have pricing power. IONQ the world’s first quantum computing company, definitely has pricing power. Genius, you have to use their data, pricing power. Planet, it’s like the best of IONQ and GENIUS combined; you’ve got cutting edge proprietary data, cutting edge engineering, and a vertical stack of data which they can effectively provide to anybody from a consumer to a government and nobody will ever have this data and were always going to be innovating faster than anybody else. So in conclusion, what does that mean Mitch? Our lead is going to accelerate over any other satellite business you can shake a stick at. We’re gonna innovate faster. We’re now becoming a public company. We’re getting additional capital, additional visibility, additional customers are already banging at the door. I gotta tell you that we’re only right now converting inbounds since the sales team is tiny. This capital is mostly to power the growth and the go to market function so we can actually start adding some outbound. That’s how fast this company’s growing with the demand it got that we’re just processing inbounds right now it’s really amazing to be honest to see a company that’s gotten this far on so little capital that really this money were raising is for go to market. We don’t need to invent new satellite technology we don’t need to build the fleet. We’ve already done that. This is about the software piece of the business for the next ten years.

MM: Excellent, you said it well. A complete ecosystem there. And now one thing I would like to focus on is of course in 2023 we’re going to have that NRO contract to be up and I think that’s really one of the biggest things to keep an eye out on is how um they’ve mentioned it themselves how they’re trying to get away from the enhanced view of MAXAR so how do you feel Planet is really going to step in here and really it looks like there’s definitely a turn away from MAXAR and to going into other companies so definitely an opportunity here for Planet.

NDM: I would not want to be any other business to be honest here other than Planet in the extraterrestrial observation segment. We can zoom down to 35, we can zoom down to 50 cm, 35 cm, in coming next year. So no one beats us on zooming. We have more satellites for re-tasking, for video, for revisiting if you zoom, but we’ve got the whole-earth scan no one is even seven years away from having, so to do the whole-Earth scan, you’ve got to have hundreds of satellites with our capabilities. So when I stand back and look at the pie graph in the PIPE deck you pulled up, only about half our revenue is governmental related, and that’s local government and national and countries. So we are a half or more commercial business, and you can see the evolution in our financial section that our CEO Ashley Johnson goes through all the time, you can see the evolution of the revenue by category and you can see that we will be a majority commercial business over the long term. So whilst NRO is important and we will take I think way more than our fair share given our capabilities of any governmental contract that is coming up or coming out, you’re going to see tremendous growth from us in the commercial segment because everybody needs the E in the ESG, everybody needs to know what’s going on at their business in their country with their logistics with commodity prices. And the financial services market already is going crazy for what we offer and they’re going to go only crazier if you think about what we’re providing here. Almost – not almost – literally every trader in the world, every investment fund at some point is going to be a customer here because they’re going to need to know what’s going on and the thing behind the thing and the news behind the news. I mean Planet is the news behind the news gentlemen. That picture of the blocked tanker, those missile siloes you know right, the fires, we are the news behind the news, and I think we can trademark that one for Planet probably.

CK: I love all these references to thing behind the thing, now we got the news behind the news. I mean this company, so exciting Niccolo. If you got a couple more minutes, we got some questions from the chat. First of all, Niccolo, the chat loves you. People wanted us to bring you back on the show once this deal was announced. Um so up first we have some questions on some uh potential partnerships. So someone mentioning Trimble, Iridium, GPS companies, any partnerships that Planet has in the GPS space that we can talk about?

NDM: So obviously not at liberty to disclose things that are being worked on. My understanding is that it’s not a big revenue driver to date, but that doesn’t mean you know I maintain that almost every company in the world is going to be a customer at some point. I think everyone is going to be a customer the question is at what level. The interesting thing is we actually see ourselves evolving to become a verb. Just like Googling is a thing, we think Planet and Planeting is going to become a thing is my estimation over time because it’s going to become an app a consumer app someday. Every business is going to subscribe and is going to want to know what’s going on. As Will always likes to remind me, Planet is such an important company because it’s not just the company Planet but it literally is our planet Earth. And we care about it deeply. The company itself is actually a public benefit corporation, not everyone’s picked that up. It is a long-term mission centric business that cares about the E in ESG. We are vital infrastructure not just for the US government but for every government that cares about the E as well as what’s going on in their country, so I expect partnerships to be coming thick and fast in the coming months and quarters as this is the coming out party for Planet ultimately. Not everyone’s heard of us before this IPO but I think everyone’s gonna have heard of us I’m sure by the end of today once you guys get this distributed and live. You guys are the best by the way, I always enjoy coming on here, I always enjoy the questions by the way, so keep them coming. I got as much time as you want.

CK: I got another question by Mahee in the chat and I’m not sure if you can talk about this one either. Planet’s already launched satellites, you got plans for more satellites. Any comments on which launch partner is used to get Planet satellites up into orbit?

NDM: So I think if you look at social media and you follow the rumor mill at Silicon Valley, I think, I think it’s an open secret that Will Marshall is very friendly with you know, senior people in Silicon Valley, and it includes founders of uh, you know, the Space X’s of the world as well as obviously the Googles of the world. You know, Google’s a big partner of ours, investor in the PIPE, big customer. I think Elon, uh, and Will are pretty friendly as well. And so, safe to say that Planet is very diversified. That’s the most important thing I’ll make on this show, is that they have launched with half a dozen or more different rocket companies, but I think that Elon picks up a good chunk of the uh, market share. I suspect that Will and Elon will keep working together. Really important to point out, that, you know, we believe that all of the margin in the whole… I’ll say this as a dMY prediction. In the next decade, I think all of the margin in space is gonna come from Planet and data. I don’t think that the margins in the satellite, uh in the hardware manufacturing business of satellites, I don’t think it’s in the rocketry business, I don’t think it’s in the tourism business either. I think if you look at great businesses over time that have been built, whether its Bloomberg or Genius or Google, the value is always in the data. Right? So like Planet, just like you’ve seen us do before, every one of our SPACs gentleman as you know, is a business Warren Buffett would be proud of. You can buy it and hold it, and come back three, five, seven, ten, twenty years later, it’s only going to be bigger and better.

CK: Awesome, and again the chat wants to talk about you know deals and partnerships and I know you can’t get into all the specifics, but we had an interesting comment from Ajay here, you know with uh, DMYI the IONQ deal and now DMYQ, any potential for these two companies you know, to work together is the question from Ajay.

NDM: Yeah no, look, I mean I will point out a couple things. I am a physicist who went to Cambridge University. My friend Will Marshall is a physicist and went to Oxford, and his doctorate is in quantum computing. So, you know, I think it’s safe to say, um, that aah, if there ever can be a conversation between Peter Chapman, the CEO of IONQ and Will Marshall that, either, has or will happen, but the reality here is that I think, look that Quantum Cartography, not just Quantum Computing, or both can be relevant to Planet’s future. Right? Planet has you know, unparalleled opportunities, and uh, in the quantum cartography capabilities long term if they so choose, cause they can distribute quantum cryptographic keys through their satellites if they wanted to, but in the quantum computing space then there’s no doubt that multi-variant machine learning which is something that Planet cares about, with its imagery and its data, and something IONQ you know, will be good at someday, hopefully someday soon, you know, our marriages should happen. So, yeah no look we, we, we promote synergies between dMY partners as you’d expect. Uh, no doubt about it. Good question thank you for that.

CK: Awesome, and then uh, another question from the chat here, uh, you know, moving beyond the SPAC deals that you’ve announced, you do have some new SPACs coming to market, can you just give us, you know, what’s next for Niccolo and dMY Technology in the SPAC world? You know are we just going to keep getting, you know, SPACs as long as there’s good companies out there to invest in?

NDM: Yeah, I mean look, my partner Harry and I have been very focused as you’ve all seen and heard, on being a, as being, as I like to put it, long term greedy. So uh, we’ve been very focused on being sustainable, keeping the SPACs we raise small, you know, hanging out in the enterprise value size, that you’ve seen us do for the first four. And for the next four, you know, it very much anticipates, you know, similar types of companies, uh, thematically, on the same categories thematically, all of them have been businesses who are price givers, you can expect us to you know, hang out in the same enterprise value, size, similar sized PIPEs, I mean our PIPEs are always sort of two hundred to three hundred million typically and SPACs are usually you know, two-fifty to three-fifty, so we’re usually delivering you know, four to six hundred million dollars of total capital in kind of the one point five to two point five billion dollar pre-money, right? And so we, we’ll like that we add a lot of value between Harry and I, um, I think you’re going to see us continue looking for very long term businesses with high barriers to entry, great teams, unique technologies, you know, strong moats. These are very important if you want to like beat out Warren Buffet like in investor long term, right? And so our pledge, to all of you, is that all of these will be great businesses and you can close your eyes and come back three, five, seven, twenty years later, and you’re gonna be proud, it’s hopefully gonna be fifty dollar stocks and beyond and we are gonna keep looking at everything from I think you know gaming companies through to enterprise software and you know, cutting edge engineering businesses. Uh, and we like always bringing the first in the category, you know, like Planet is the first whole Earth scan business. Uhm, and that will ultimately will give them an enduring advantage given their revenue halved how conservative the forecasts have been, okay, if you look at us or at anyone else in the space and frankly how powerful this vertically integrated mode is. You guys should come tour actually the lab in San Francisco.

CK: Yes, yes!

NDM: Any, any offer right, I’m sure we would all be happy to host you guys.

CK: Let’s make it happen, let’s make it happen.

NDM: it’s really impressive, it’s one of the things I fell in love with, the first time I saw it I was like wow, nobody else has this, imagine the speed of innovation, imagine the long term cloud like margin advantage, imagine what that coupled with one-to-many business model does in the twenty-five terabytes of data they capture every day. No one can catch up with that, ever! Ever!

CK: Niccolo, looks like some people in the chat want to come tour as well, so we might have to plan a SPACs-attack vacation, um, one more question for you, you know we we started the show talking about Virgin Galactic, of course that space flight Sir Richard Branson, you know we have you on, we’re talking about space. Will we see Niccolo de Masi as a space tourist in the future, is that something that interests you at all? I know Mitch and I talk about it all the time.

NDM: Uhm, I thought you’re going to ask me about when Virgin’s going to have revenue I mean that’s a …

MM: That’s a harder question.

CK: That’s a whole other question, we gave you the easy question.

NDM: When Virgin has revenue. When is Virgin going to have profits, I mean that’s the same question about anyone in space other than Planet, when are you going to have revenue, when are you going to have EBITDA, okay, we are a reliable business model right, let’s just keep this in perspective here, right, like Planet’s, you know, should be a much bigger market cap than someone like Virgin, if you think about the revenue, the growth, the profitability, but in the horizon right, in terms of tourism, look, we are bringing down accessibility to Planet data way faster than Virgin’s bringing down accessibility to space, right? I will be a tourist absolutely when it becomes a little more accessible, I mean, look you can get Planet data in the five figures, maybe six seven figure, eight figure you know, raffles for to be in space these days. I think that’s, that’s right now in the preserve of the billionaires and centimillionaires. I’d like to see these things get democratized, Planet’s about democratization that’s why we’re going to be the winner in the space, you need everybody to access it, you build a consumer brand that way. You build long term revenue at all cohort sizes, right, so yeah mark my words, I think Will Marshall and I will both be tourists when it’s accessible but you know they’ve got a long way to go to bring that down, okay, and get the capacity up and make this something everyone can access, like they’re flying you know from New York to LA kinda thing, when it’s that price, all of us on the show are gonna be up there, and I think that’s gonna happen in our lifetimes but not this year, or not next year, and that’s why Planet’s so different, this is accessible today. This will be accessible to you, you know, next year, not next decade.

CK: perfect, and then you know, on the subject we hear all the time about, you know, SPAC kings, who is the SPAC king. We have a comment here in the chat from Carl, saying “love how he thinks, Niccolo is the godfather of the best SPACs” so we’ll leave the conversation at that, the godfather of SPACs, Niccolo de Masi joining us at SPAC attack again, DMYQ bringing public, or you know bringing Planet public via SPAC deal. Niccolo, thank you again taking time out of your busy schedule joining us, and of course we look forward to having you back on the show and getting up to San Francisco for that tour to happen.

NDM: Absolutely, looking forward and always a pleasure, thanks for the questions and looking forward to returning, I’ve always got time for you guys you’re awesome, have a great day.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.